October 18, 2019

John Mercadante
President, Chief Executive Officer, and Chairman
Transportation and Logistics Systems, Inc.
3 Riverway, Suite 1430
Houston, Texas 77056

       Re: Transportation and Logistics Systems, Inc.
           Registration Statement on Form S-1
           Filed October 10, 2019
           File No. 333-234158

Dear Mr. Mercadante:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    M. Ali Panjwani